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                                                                  EXHIBIT (a)(8)


                                    Contacts:


Technical Olympic USA, Inc.                Engle Homes, Inc.
Tommy McAden, Chief Financial Officer      David Shapiro, Vice President Finance
    & Vice President                       561/391-4012, ext. 123
972/899-8800                               dshapiro@englehomes.com
tmcaden@techolym.com                       www.englehomes.com



FOR IMMEDIATE RELEASE
October 20, 2000


TECHNICAL OLYMPIC USA COMMENCES TENDER OFFER TO PURCHASE ALL OUTSTANDING SHARES OF ENGLE HOMES COMMON STOCK AT $19.10 PER SHARE


ATHENS, GREECE and BOCA RATON, FLORIDA -- OCTOBER 20, 2000 -- Technical Olympic USA, Inc. and Engle Homes, Inc. (NASDAQ: ENGL) jointly announced today that, through a wholly owned subsidiary, Technical Olympic USA has commenced a cash tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of Engle Homes, at a price of $19.10 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, both dated today. Technical Olympic USA is a wholly owned subsidiary of Technical Olympic S.A., a leading European construction company with operations in Greece, the United Kingdom, Romania, and the United States.

The offer is being made pursuant to the previously announced merger agreement between Technical Olympic USA, a wholly owned subsidiary of Technical Olympic USA and Engle Homes, and is conditioned upon the tender of that number of shares of common stock of Engle Homes that represents at least a majority of the total issued and outstanding shares of such common stock on a fully diluted basis as well as upon certain other customary conditions. Engle Homes' Board of Directors unanimously approved the tender offer and the merger agreement, and recommends that Engle Homes shareholders tender their shares of common stock pursuant to the offer. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, November 17, 2000, unless the offer is otherwise extended in accordance with the terms of the merger agreement.

The necessary filings with the Securities and Exchange Commission in connection with the tender offer are being made today, and the offer documents will be mailed promptly to Engle Homes shareholders. Banc of America Securities LLC is acting as the Dealer Manager, and MacKenzie Partners, Inc. is acting as the Information Agent in connection with the tender offer.


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Salomon Smith Barney Inc. and Banc of America Securities LLC acted as exclusive financial advisors to Engle Homes and Technical Olympic USA, respectively.

Engle Homes designs, constructs, markets, and sells detached single-family residences, townhomes, patio homes, and condominiums, and operates in nine geographic markets. In addition, Engle Homes operates a mortgage company that provides mortgages primarily to its homebuyers in all of its geographic markets and a title company that provides title insurance services to its homebuyers. Over the past five years, Engle Homes' total revenues have grown from $245 million in fiscal 1995 to $742 million in fiscal 1999. The number of homes delivered increased from 1,137 in fiscal 1995 to 3,514 in fiscal 1999. Engle Homes currently markets homes in over 100 communities.

Technical Olympic S.A., a general construction company based in Athens, Greece, is involved in the construction of a variety of major infrastructure projects such as highways, roads, tunnels, airports, irrigation and land reclamation projects, marine and harbor works, and industrial, commercial, public and private buildings in Greece, the United Kingdom and Romania. It also is active in homebuilding in the United States through its 80% ownership of Newmark Homes Corp., a publicly-held homebuilder based in Texas.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made solely through the Offer to Purchase and the related Letter of Transmittal, which will be mailed to shareholders of Engle Homes. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of common stock in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Technical Olympic USA by Banc of America Securities LLC or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Additional copies of the Offer to Purchase and the related Letter of Transmittal may be obtained for free at the SEC's website at www. sec. gov. Copies of such documents can also be obtained for free by contacting MacKenzie Partners, Inc., the Information Agent, at (888) 322-2885.